UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR
For Period Ended: March 31, 2023
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ______________________________________________________________

PART I – REGISTRANT INFORMATION

MAN-AHL DIVERSIFIED I L.P.
Full Name of Registrant

N/A
Former Name if Applicable

c/o Man Investments (USA) Corp. 1345 Avenue of the Americas, Floor 21
Address of Principal Executive Office (Street and Number)

New York, New York 10105
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report

☒		or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

The Registrant is unable to file, without unreasonable effort and expense, its Form 10-Q Quarterly Report for the quarter ended March 31, 2023. Pursuant to our Form 8-K filed on April 17, 2023, we have engaged with a new independent registered public accounting firm and we are in the process of working with this firm on our 10-Q filing and management requires additional time to complete its review of the financial statements included in the filing.

In connection with this process, we are working with the new independent registered public accounting firm and the prior independent registered public accounting firm to resolve an immaterial technical discussion between all parties before we can file the 10-Q. This discussion is not expected to impact the earnings statements.

It is anticipated that the Form 10-Q Quarterly Report, along with the interim financial statements, will be filed on or before the 5th calendar day following the prescribed due date of the Registrant’s Form 10-Q.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Christopher Guarnotta	617	897-7882
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed in Part III, while we are working with the new independent registered public accounting firm and the prior independent registered public accounting firm to resolve an immaterial technical discussion, we do not view this as causing a significant change in results of operations from the corresponding period for the last fiscal year and any resulting changes will not be reflected in the earnings statements.

MAN-AHL DIVERSIFIED I L.P.
(Name of registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2023

By:	Man Investments (USA) Corp., its general partner
By:	/s/ Solomon Kuckelman
Name:	Solomon Kuckelman
Title:	Director